Exhibit 99.5

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Pony AI Inc.
小馬智行*
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2026)

NOTICE OF CLASS B MEETING
to be held on Thursday, April 2, 2026
(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Pony AI Inc. (the “Company”) dated February 5, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class B ordinary shares (the “Class B Meeting”) of Pony AI Inc. (the “Company”) will be held at 10:00 a.m., Beijing time, on Thursday, April 2, 2026 at 1/F, Building 8, Phase II, Datang Industrial Park, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC, for the purposes of considering and, if thought fit, passing each of the following resolution:

1.	as a special resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.

Share Record Date

The board of directors of the Company has fixed the close of business on February 27, 2026, Hong Kong time, as the record date (the “Share Record Date”) of Class B ordinary shares. Holders of record of the Class B ordinary shares (as of the Share Record Date) are entitled to attend and vote at the Class B Meeting and any adjourned meeting thereof.

In order to be eligible to vote and attend the class B Meeting, with respect to Class B ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Walkers Corporate Limited, at 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands no later than 6:00 p.m. on Thursday, February 26, 2026, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class B ordinary shares on the Share Record Date will be entitled to vote and attend the Class B Meeting.

Proxy Forms

A holder of Class B ordinary shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the Class B Meeting. Please refer to the proxy form (for holders of Class B ordinary shares), which is available on our website at https://ir.pony.ai/.

Holders of record of Class B ordinary shares on the Company’s register of members as of the Share Record Date are entitled to attend the Class B Meeting in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Class B ordinary shares) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong Time, on Tuesday, March 31, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

By Order of the Board Pony AI Inc. Dr. Jun Peng Chairman of the Board and Chief Executive Officer

Head Office and Principal Place of business in the PRC: 1301 Pearl Development Building 1 Mingzhu 1st Street, Hengli Town Nansha District Guangzhou, PRC	Registered Office: 190 Elgin Avenue, George Town Grand Cayman, KY1-9008 Cayman Islands

February 5, 2026

As at the date of this notice, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as executive directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as non-executive directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as independent non-executive directors.

*	For identification purposes only